UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

  Consolidated Basel 2 Pillar 3 Disclosure 2008 - 24 March, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 24, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: March 24, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Barclays PLC
Consolidated Basel 2 Pillar 3 Disclosure 2008

Table number	Contents
Overview
1.0	Differences between the scope of statutory and regulatory consolidation
Capital Resources
2.0	Tier 1 and Tier 2 Capital Resources
Capital Requirements
3.0 3.1 3.2 3.3 3.4
Minimum capital requirement for credit risk under the Standardised approach
Minimum capital requirement for credit risk under the IRB approach
Minimum capital requirement for market risk and counterparty risk
Minimum capital requirement for operational risk
Minimum capital requirement and risk weighted assets

Credit Risk
4.0	Counterparty credit exposure
4.1	Notionals of credit derivative contracts
4.2	Counterparty credit exposure analysed by financial contract type
4.3	Notional value of credit derivative contracts held for hedging purposes
4.4	The scope of the Standardised and IRB Approaches
4.5	Credit risk exposure under the Standardised approach
4.6	Credit risk exposures under the Advanced and Foundation IRB approaches
4.7	Geographic analysis of credit risk exposures under the Standardised approach
4.8	Geographic analysis of credit risk exposures under the Foundation IRB approach
4.9	Geographic analysis of credit risk exposures under the Advanced IRB approach
4.10	Industry analysis of credit exposure under the Standardised approach
4.11	Industry analysis of credit exposure under the Foundation IRB approach
4.12	Industry analysis of credit exposure under the Advanced IRB approach
4.13	Residual maturity analysis credit exposures under the Standardised approach
4.14	Residual maturity analysis credit exposures under the Foundation IRB approach
4.15	Residual maturity analysis credit exposures under the Advanced IRB approach
4.16	Industry analysis of impaired and past due exposures and allowance for impairment
4.17	Geographic analysis of impaired and past due exposures and allowance for impairment
4.18	Analysis of movement on impairment and amounts taken directly to profit and loss
4.19	Credit rating agencies and credit quality steps under the Standardised approach
4.20	Credit quality steps and risk weights under the Standardised approach
4.21	Credit quality step analysis of pre CRM exposure and capital deductions under the Standardised approach
4.22	Credit quality step analysis of post CRM exposure and capital deductions under the Standardised approach
Non Trading Book Information
5.0 5.1 5.2	Risk weighted exposures of equity investments Fair value of and gains and losses on equity investments Sensitivity of the Banking Book to interest rate changes
Securitisations
6.0 6.1 6.2 6.3 6.4 6.5
Outstanding amount of exposures securitised
Analysis of impaired, past due and losses recognised on exposures securitised
Aggregate amount of securitised positions retained or purchased
Analysis of securitised positions retained or purchased by risk weight
Aggregate amount of securitised revolving exposures
Analysis of securitisation activity in 2008

Credit Internal Ratings Based Approach
7.0 7.1 7.2 7.3 7.4 7.5 7.6 7.7
Internal default grade probabilities
External ratings and financial statements description
Advanced IRB Wholesale Obligor Grade Disclosure
Analysis of exposures secured on real estate collateral by expected loss grade
Analysis of unsecured exposures by expected loss grade
Impairment and actual value charges
Analysis of expected loss versus actual losses
Analysis of expected credit model performance versus actual results

Credit Risk Mitigation
8.0 8.1	Collateral and guarantees for Standardised approach Collateral and guarantees for Advanced and Foundation IRB approach

1.

    Overview
Barclays PLC (Barclays) operates under the Basel 2 capital adequacy framework. The framework consists of three pillars, each of which focuses on a different aspect of capital adequacy and stability.
Pillar 1 is a formal set of rules for calculating the minimum capital required by a firm to ensure that it has sufficient capital to cover potential losses arising from its business risks. The capital demand is based on a quantitative measure of the three main risks financial institutions face: credit risk, market risk and operational risk. Capital supply is the measure of the sources of capital available to a firm.
Pillar 2 complements Pillar 1 by focusing on a firm's internal capital adequacy process. Where necessary, this internal assessment will cover risks beyond the credit, market and operational risks identified within Pillar 1 to create a thorough assessment of the risks specific to that organisation. This assessment forms part of an ongoing dialogue with a firm's regulatory supervisor.
Pillar 3 is designed to be a public disclosure of a firm's risk and capital profile, building upon Pillar 1 and Pillar 2. The information disclosed is divided into qualitative information (about a bank's risk governance, risk methodologies and risk and capital management processes) and quantitative information (about its risk and capital). The quantitative disclosures provide data on the components of the calculation of risk and capital resources and requirements that form Pillar 1.
Barclays has included the qualitative disclosures required under Pillar 3 in its Annual Report. This Pillar 3 report contains the quantitative disclosures of Pillar 3.
Barclays lead regulator is the UK Financial Services Authority (FSA). The FSA has published its Pillar 3 regulations for firms within its "Prudential Sourcebook for Banks, Building Societies and Investment Firms" ("BIPRU" Section 11). Where the regulations specify the exact exposure classes, Barclays follows these explicit instructions. Where the regulations have not been explicit, such as in industry and geographic analyses, the Group (Barclays) has prepared them on the same basis as its Annual Report.
For the purposes of this document, credit exposure is defined as the maximum loss the Group estimates it might sustain in the event of a default or through the decline in value of an asset. This is not necessarily the same as the value of an asset in the Group's balance sheet as published in the Annual Report. Most significantly, balance sheet amounts only disclose drawn balances. Contractual commitments over undrawn balances are excluded from the balance sheet but are included in the calculation of exposure under Basel 2.

This document comprises eight chapters including this overview of the disclosure. The subsequent sections show:
Capital Resources

A detailed breakdown of the components of the Group Tier 1 and Tier 2 capital resources.
Capital Requirements
Further detail on how the various components of credit, market and operational risk are translated into capital requirements by Pillar 1 calculations. It extends the RWA disclosure provided historically within the Annual Report.
Credit Risk
This section discloses the exposures Barclays measures as part of the calculation of its credit risk capital requirement. Barclays has regulatory approval to apply Advanced and Foundation Internal Ratings Based (IRB) approaches to calculate exposures over many portfolios. The Foundation IRB approach is only used for ABSA's wholesale portfolios. Barclays uses the Standardised approach for the remainder of its calculations. The Standardised approach rules use a very similar methodology to the Basel 1 framework with the addition of external credit ratings into the methodology. The section also contains information about exposures that are past due or impaired, and also the extent to which Barclays relies upon credit rating agencies in the determination of its Pillar 1 capital requirement.
Non Trading Book Information
This section discloses information about the equities held by the Group outside of the trading book, and also the sensitivity of the entire Group portfolios to upward and downward shocks to interest rates.

Securitisations
This section discloses information about Barclays securitisation activities distinguishing between the various roles Barclays plays in this business. It includes traditional securitisations as well as synthetic transactions effected through the use of derivatives.

Credit Internal Ratings Based Approach
Barclays has regulatory approval to compute its credit capital requirement through the use of its internal credit risk models. This section provides detail of the performance of the models' estimates against actual outcomes and shows some of the intermediate steps in the calculations.

Credit Risk Mitigation
This section discloses information about credit exposures which are reduced through the application of eligible financial collateral, credit derivatives and guarantees.

Basis of Preparation and Consolidation
All of these disclosures are published for Barclays PLC on a consolidated basis for the year ended 31 December 2008. Where this document discloses credit exposures or capital requirements, Barclays has followed the scope and application of its Pillar 1 capital adequacy calculations. Where figures for impairment or losses are disclosed within this document Barclays has followed the IFRS definitions used in the Barclays Annual Report. Barclays intends to make Pillar 3 disclosures annually but will review the need for more frequent disclosure in the light of market and business conditions. As this is the first year that Barclays is publishing Pillar 3 data Barclays has not provided comparative data, as in 2007 Barclays was still operating under the Basel 1 regime. The consolidation basis used is the same as that used for regulatory capital adequacy. Certain overseas subsidiaries operate under local regulatory capital regimes which are recognised as equivalent by the FSA. In these cases Barclays has used these local capital calculations in its group consolidation. The scope of consolidation is similar to that used for statutory accounting reporting for most of the Group's activities. The following differences do occur between regulatory consolidation and IFRS consolidation;
Table 1.0: Differences between the scope of statutory and regulatory consolidation.

Entity	Statutory accounting treatment	Basel 2 Regulatory treatment
Subsidiaries engaged in non-financial activities such as insurance	Fully consolidated	An investment in an unconsolidated subsidiary deducted from capital as a material holding
Associates, joint ventures and participations in businesses which are financial in nature	Accounted for on an equity basis	Consolidated in proportion to the participation.
Associates, joint ventures and participations in businesses which are not financial in nature	Accounted for on an equity basis	Deducted from capital as a material holding
Private equity investments treated as associates	Accounted for on an equity basis	The underlying investments are individually risk weighted.

Pillar 3 disclosures are at consolidated group level. However, Barclays has a number of subsidiary companies which are also FSA approved firms. The regulations require any such subsidiaries which are significant to disclose limited Pillar 3 information. Barclays has a significant subsidiary in the Absa Bank Limited. Absa Group's primary regulator is the South African Reserve Bank (SARB). Absa has disclosed complete Pillar 3 information in compliance with the SARB's regulations. These disclosures may be found in the Investor Relations section of Absa's website:
www.Absa.co.za
H

Capital Deficiencies
Barclays had no subsidiaries outside the scope of regulatory consolidation which had capital resources less than their required minimum at 31 December 2008.

2 .
     Capital Resources
The following table represents the Group's capital position at 31 December 2008.
Table 2.0: Tier 1 and Tier 2 Capital Resources

As at 31.12.08
Tier 1 (excluding innovative tier 1)	£m
Called up share capital	2,093
Eligible reserves	31,156
Minority interests	8,172
Tier 1 Notes	1,086
Less: Intangible assets	(9,964)
Less: Deductions from Tier 1 capital - Expected loss in excess of impairment on IRB approach portfolios	(159)
Less: Deductions from Tier 1 capital - Other	(877)
Total qualifying tier 1 capital (excluding innovative tier 1)	31,507

Innovative Tier 1 One Capital	7,087

Tier 2
Revaluation reserves	26
Available for sale equity gains	122
Collectively assessed impairment allowances	1,654
Minority interests	607
Qualifying subordinated liabilities
Undated loan capital	5,401
Dated loan capital	14,215
Total innovative tier 1 capital and tier 2 capital	29,112

Less: Deductions from Tier 2 capital - Expected loss in excess of impairment on IRB approach portfolios	(159)
Less: Deductions from Tier 2 capital - Other	(877)
Total innovative tier 1 capital and tier 2 capital after deductions	28,076

Less: Regulatory deductions from the total of tier 1 and tier 2 capital
Investments not consolidated for supervisory purposes	(403)
Other deductions	(453)
Total deductions from the total of tier 1 and tier 2 capital	(856)

Total net capital resources	58,727

The Capital Requirements Directive requires Tier 1 capital to be calculated excluding innovative capital. This is the basis on which we have disclosed the Group's Tier 1 capital above. The FSA's capital requirements permit the inclusion of innovative Tier 1 capital subject to a limit of 15% of the total Tier 1 capital. Innovative capital in excess of the 15% limit can be included in Tier 2 capital.

3.
     Capital Requirements
The following table represents the Group's credit risk capital requirement for exposures measured under the Standardised approach method. More details on the calculation of exposure and risk weighting under the Standardised approach may be found in the Credit Risk section of this document.
Table 3.0: Minimum capital requirements for credit risk under the Standardised approach

Minimum Capital As at 31.12.08
Standardised Approach Credit Risk Exposure Class	£m
Central governments or central banks	129
Regional government or local authorities	1
Administrative bodies and non-commercial undertakings	5
Multilateral development banks	-
International organisations	-
Institutions	80
Corporates	3,837
Retail	1,791
Secured on real estate property	1,367
Past due items	295
Private equity [1]	635
Covered bonds	-
Securitisation positions [2]	-
Short term claims on institutions and corporates	538
Collective investment undertakings	48
Other items	151
Total Standardised Approach Requirement	8,877

1

A strict interpretation of the regulations would require the Group to describe its private equity positions as "Items belonging to regulatory high risk categories". Barclays believes it is more useful to provide an objective description of these assets and their exposures and capital requirements within these disclosures.
2
Securitisation positions under the Standardised approach are treated as capital deductions and are therefore not included in the table above.

The Internal Ratings Based (IRB) approach allows firms to compute their regulatory capital requirement through the use of their own proprietary credit models. These models generate the inputs - Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) - required to populate the AIRB regulatory capital calculation. As well as meeting the minimum requirements for IRB models laid down by regulators, banks are required to prove the appropriateness of IRB metrics by using them for a variety of business-as-usual purposes such as credit approval, limit setting and internal capital allocation. This is known as the "Use Test".
The models are then recalibrated to operate with assumptions set by regulators which simulate downturn conditions including increased correlations between assets. Finally, the models' operating parameters are adjusted to capture an unexpected loss.

Table 3.1: Minimum capital requirement for credit risk under the IRB approach

IRB Approach Exposure Class	Minimum Capital As at 31.12.08 £m
Central governments or central banks	44
Institutions	692
Corporates	5,671
Retail
- Small and medium enterprises (SME)	689
- Secured by real estate collateral	1,238
- Qualifying revolving retail	813
- Other retail	835
Equity - Simple Risk Weight Approach
- Exchange traded exposures	48
- Private equity exposures	171
- Other exposures	-
Securitisation positions	1,273
Non-credit obligation assets	1,001
Total IRB Approach Requirement	12,475

In addition to the securitisation positions above there are also Advanced approach positions which are treated as deductions from capital and included within Table 2.0.

Market Risk and Counterparty Credit Risk
The following table represents Barclays market risk capital requirements, which comprise three elements;
1)
    Trading book positions where the market risk is measured under an FSA approved Daily Value at Risk (DVaR) model. A detailed description of the DVaR model and its controls may be found on page 120 of Barclays 2008 Annual Report.
2)
    Trading book positions within overseas subsidiaries which operate under the capital requirements of their local regulators and are recognised as equivalent regimes by the FSA. In such cases the FSA requires that the local capital requirement is aggregated with the Group total.
3)
    Trading book positions which have not yet met the conditions for inclusion within the approved DVaR model. Their capital requirement is calculated using Standardised rules.
Table 3.2: Minimum capital requirement for market risk and counterparty risk

Minimum Capital As at 31.12.08
Market Risk	£m
DVaR Model Based PRR	1,778
Interest rate PRR [1]	1,790
Equity PRR	84
Option PRR	2
Collective investment schemes PRR	162
Commodity PRR	75
Foreign exchange PRR	1
Local Regulatory Aggregated PRR	1,338
Total Market Risk Capital Requirement	5,230

Concentration risk capital requirement	-
Counterparty credit risk capital requirement	5,672

1
  PRR, Position Risk Requirement

O perational Risk
The following table shows the Group's operational risk capital requirement. Barclays has approval from the FSA to calculate its operational risk capital requirement using a Basel 2 Advanced Measurement Approach (AMA). Recently acquired businesses are excluded from the approval. Barclays uses the Basic Indicator Approach or the Standardised approach while it transitions these areas to the Advanced Measurement Approach. More information about Barclays operational risk modelling may be found on page 131 of Barclays 2008 Annual Report.
Table 3.3: Minimum capital requirement for operational risk

Minimum Capital As at 31.12.08
Operational Risk	£m
Operational Risk - Basic Indicator Approach	125
Operational Risk - Standardised Approach	22
Operational Risk - Advanced Measurement Approach	2,262
Total Operational Risk Capital Requirement	2,409

Minimum Capital Requirements and Risk Weighted Assets (RWA) analysis
Capital requirements may be converted into RWAs by multiplying them by 12.5. The following table shows a breakdown of the Group's RWAs by risk type.
Table 3.4: Minimum capital requirement and risk weighted assets

	Capital Requirement as at 31.12.08	RWA as at 31.12.08
Risk Type	£m	£m
Standardised Approach Credit Risk Advanced and Foundation IRB Approach Credit Risk Counterparty Credit Risk	8,877 12,475 5,672	110,975 155,937 70,902
Total Credit Risk Market Risk Operational Risk	27,024 5,230 2,409	337,814 65,372 30,116
Total	34,663	433,302

4. Credit Risk

Counterparty Credit Exposures
Counterparty credit exposure arises from the risk that parties are unable to meet their payment obligations under financial contracts including derivatives, securities financing transactions, such as repurchase agreements, reverse repurchase agreements and stock borrow loan transactions, and also long settlement transactions. At 31 December 2008 Barclays had posted collateral of £63,232 million to cover its liabilities over derivative contracts in line with general market practice. Barclays Bank PLC's long term debt was rated AA- by Standard and Poors and Aa2 by Moodys as at 31 December 2008. In the event that these ratings were downgraded one increment the Group would be required to provide a further £2,115 million and £267 million in collateral respectively. On 1 February 2009 Moodys downgraded Barclays Bank PLC to Aa3.
The following table shows Barclays counterparty credit exposure including the impact of netting contracts and the offset of collateral held. Where the Group calculates the exposure under the Standardised approach and the Internal Model Method the impact of both netting and collateral is integral to the calculation of the exposure. These contract exposures are therefore only available on a net basis. Where the Group uses the mark to market approach it is possible to identify the impact of netting and collateral.
Table 4.0: Counterparty credit exposure

	Gross Positive Fair Value of Contracts	Potential Future Credit Exposure	Netting Benefits	Netted Current Credit Exposure	Collateral Held	Net Derivatives Credit Exposure
As at 31.12.08	£m	£m	£m	£m	£m	£m
Mark to Market Method	32,872	26,279	(39,258)	19,893	-	19,893
Standardised Approach	N/a	N/a	N/a	N/a	N/a	2,122
Internal Model Method	N/a	N/a	N/a	N/a	N/a	108,130
Total	N/a	N/a	N/a	N/a	N/a	130,145

In line with industry practice Barclays normally deducts collateral received from the loss given default or risk weight rather than from the exposure in calculating the expected loss.
Credit Derivative Notionals
The following table shows the notional of the credit derivative transactions purchased and sold by the Group during 2008.
Table 4.1: Notionals of credit derivative contracts

	Notional Credit Derivative Transactions
	Own Credit Portfolio		Intermediation Activities
	Purchased	Sold	Purchased	Sold
Credit Derivative Product Type as at 31.12.08	£m	£m	£m	£m
Credit Default Swaps	16,516	13,120	1,490,211	1,410,249
Total Return Swaps	-	-	42,902	2,820
Total	16,516	13,120	1,533,113	1,413,069

Barclays internal counterparty credit risk models calculate expected exposure as the first stage in the preparation of the regulatory capital requirement. The model is calibrated to simulate an economic downturn through the use of a scaling factor (known generically as alpha) to arrive at the exposure at default. Barclays models have set this factor at 1.4.

C urrent Counterparty Credit Exposure
The following table shows the Group's exposure at default (EAD) to counterparty credit risk after credit risk mitigation (CRM) analysed by the type of financial contract.
Table 4.2: Counterparty credit exposure analysed by financial contract type

	As at 31.12.08
	EAD Post CRM under Standardised Approach	EAD Post CRM under Mark to Market Approach	EAD Post CRM under Internal Model Method
Financial Contract Type	£m	£m	£m
Interest Rate Contracts	-	1,485	N/A
Foreign Currency Contracts	-	1,741	N/A
Gold Contracts	-	224	N/A
Equities Contracts	-	1,277	N/A
Precious Metal other than Gold Contracts	-	-	N/A
Commodities other than Precious Metal Contracts	-	14,090	N/A
Securities financing transactions	4,171	3,672	N/A
Credit Derivatives	-	208	N/A
Other	2,122	868	N/A
Total	6,293	23,565	157,542

The nature of the calculation of credit exposure under the internal model method precludes the identification of individual product exposures. Only a total for each counterparty is calculated.

Risk Methodology
The following table sets out the notional value of the Group credit derivative contracts held for hedging purposes.
Table 4.3: Notional value of credit derivative contracts held for hedging purposes

As at 31.12.08
Risk Methodology	£m
Notional value of credit derivative hedges under the Standardised Approach Method	-
Notional value of credit derivative hedges under the Mark to Market Method	-
Notional value of credit derivative hedges under the Internal Model Method	5,047
Total	5,047

The following table summarises the principal portfolios within Barclays that use the Standardised, Foundation IRB and Advanced IRB approaches:

Table 4.4: The scope of the Standardised and IRB Approaches

Business	Standardised Approach	Foundation IRB Approach	Advanced IRB Approach
Barclays Capital	Emerging markets, fund of funds, insurance	None	Most portfolios
Barclays Global Investors	Most portfolios	None	None
Barclays Wealth	All portfolios	None	None
UK Retail Banking	Certain minor portfolios within personal accounts, mortgages and consumer loans	None	Most portfolios
Barclays Commercial Bank	Non UK portfolios and asset and trade financing and sales portfolios	None	Larger and Medium business portfolios
Barclaycard	Corporate credit cards and non UK portfolios	None	UK retail credit cards
Global Retail & Commercial Banking - Western Europe	All portfolios	None	None
Global Retail & Commercial Banking - Emerging Markets	All portfolios	None	None
Global Retail & Commercial Banking - Absa	Certain minor portfolios	Wholesale portfolios	Retail portfolios
Head office Functions and other operations	None	None	All portfolios

S tandardised Approach Credit Exposure
The following table shows Barclays credit exposure for its portfolios under the Standardised approach before the use of credit risk mitigation (CRM).
Table 4.5: Credit risk exposure under the Standardised approach

	As at 31.12.08
	EAD Pre CRM	Average EAD Pre CRM over the year
Standardised Approach Credit Risk Exposure Class	£m	£m
Central governments or central banks	5,228	4,292
Regional government or local authorities	87	73
Administrative bodies and non-commercial undertakings	418	327
Institutions	2,857	2,617
Corporates	52,550	48,525
Retail	30,272	23,975
Secured on real estate property	40,619	33,260
Past due items	2,602	1,491
Private equity	3,215	2,569
Short term claims on institutions and corporates	11,423	13,503
Collective investment undertakings	780	293
Other items	2,453	2,054
Total Standardised Approach Credit Risk Exposure	152,504	132,979

Advanced and Foundation IRB Approach Credit Exposure
The following table shows the Group's credit exposures measured under the Advanced Internal Ratings Based approach and the Foundation Internal Ratings Based approach before the application of credit risk mitigation. The Advanced IRB approach uses proprietary estimates of probability of default (PD), loss given default (LGD) and conversion factor to model the exposure while the Foundation IRB approach uses proprietary PD and regulatory standard parameters for LGD and conversion factor. The Foundation IRB approach may only be used for wholesale credit exposures and is not applicable to retail, equity, securitisation position and non-credit obligation asset exposures.
Table 4.6: Credit risk exposures under the Advanced and Foundation IRB approaches

	EAD Pre CRM		Average EAD Pre CRM over the year
As at 31.12.08	Advanced IRB	Foundation IRB	Advanced IRB	Foundation IRB
Advanced IRB Exposure Class	£m	£m	£m	£m
Central governments or central banks	35,753	3	18,147	6
Institutions	67,616	1,308	61,636	3,036
Corporates	147,902	11,769	138,488	9,910
Retail
- SME	13,611	N/A	11,639	N/A
- Secured by real estate collateral	106,954	N/A	107,087	N/A
- Qualifying revolving retail	26,289	N/A	26,648	N/A
- Other retail	13,991	N/A	13,173	N/A
Equity	734	N/A	498	N/A
Securitisation positions	85,132	N/A	52,386	N/A
Non-credit obligation assets	17,742	N/A	14,317	N/A
Total Advanced IRB Credit Risk Exposure	515,724	13,080	444,019	12,952

The securitisation positions above include all of the securitisations detailed in section 6 below and also certain securitisations which follow the treatment of the asset securitised when calculating the capital requirement

This document discloses exposures and capital requirements for Barclays assets. Generally a particular asset will be disclosed within the same category when showing its exposure or its capital requirement. However, within the above exposure table are assets which are the underlyings for synthetic securitisations. The asset exposure disclosed is that of the underlying asset. However, as they are part of a securitisation their capital requirement is calculated and disclosed as a securitisation position in those tables which show Barclays capital requirements.

Geographic Analysis
The following tables represent Barclays credit exposure by geographic region. Exposures are allocated to the region in which the customer is located and are disclosed before the application of credit risk mitigation.

Table 4.7: Geographic analysis of credit risk exposures under the Standardised approach

Standardised Approach Credit Risk Exposure	United Kingdom	Other European Union	United States	Africa	Rest of the World	Total
Class	£m	£m	£m	£m	£m	£m
Central governments or central banks	81	2,690	-	1,910	547	5,228
Regional government or local authorities	2	74	11	-	-	87
Administrative bodies and non-commercial undertakings	208	209	1	-	-	418
Institutions	1,421	550	43	367	476	2,857
Corporates	14,055	20,548	3,882	4,059	10,006	52,550
Retail	8,084	10,364	7,430	2,354	2,040	30,272
Secured on real estate property	8,896	27,077	3,050	280	1,316	40,619
Past due items	747	1,361	356	119	19	2,602
Private equity positions	1,094	479	1,526	35	81	3,215
Short term claims on institutions and corporates	1,053	5,189	1,053	3,236	892	11,423
Collective investment undertakings	-	219	561	-	-	780
Other items	831	492	86	513	531	2,453
Total Standardised Approach Credit Risk Exposure	36,472	69,252	17,999	12,873	15,908	152,504

Table 4.8: Geographic analysis of credit risk exposures under the Foundation IRB approach

Foundation IRB Approach Credit Risk Exposure	United Kingdom	Other European Union	United States	Africa	Rest of the World	Total
Class	£m	£m	£m	£m	£m	£m
Central governments or central banks	-	-	-	3	-	3
Institutions	-	-	-	1,308	-	1,308
Corporates	-	-	-	11,769	-	11,769
Total Foundation Approach Credit Risk Exposure	-	-	-	13,080	-	13,080

Table 4.9: Geographic analysis of credit risk exposures under the Advanced IRB approach

Advanced IRB Approach Credit Risk Exposure	United Kingdom	Other European Union	United States	Africa	Rest of the World	Total
Class	£m	£m	£m	£m	£m	£m
Central governments or central banks	11,914	5,013	10,265	1,595	6,966	35,753
Institutions	18,330	21,356	14,546	62	13,322	67,616
Corporates	83,005	25,994	29,652	449	8,802	147,902
Retail	127,897	9	5	32,924	10	160,845
Equity	-	-	-	734	-	734
Securitisation positions	24,299	11,756	38,841	1,209	9,027	85,132
Non-credit obligation assets	8,958	1,804	3,028	3,438	514	17,742
Total Advanced IRB Credit Risk Exposure	274,403	65,932	96,337	40,411	38,641	515,724

Industry Analysis under Standardised Approach
The following table represents the Group's credit exposures split by industry and counterparty type. Exposure includes drawn as well as undrawn amounts and is Barclays calculation of the expected maximum amount which may be drawn at the time of default. It cannot be directly compared to the balance sheet industry analysis contained within the Barclays Annual Report. However, Barclays has used the same industry classification of its customers in this document and the Annual Report.
Table 4.10: Industry analysis of credit exposure under the Standardised approach

Credit Exposure Pre CRM	Financial institutions/ services	Agriculture, forestry and fishing	Manufacturing	Construction	Property	Energy and water	Wholesale and retail, distribution and leisure	Transport	Postal and communication	Business and other services	Home loans	Other personal	Non Customer Assets	Total
As at 31.12.08	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central governments or central banks	3,318	-	-	-	-	-	-	-	-	1,910	-	-	-	5,228
Regional government or local authorities	-	-	-	-	-	-	-	-	-	87	-	-	-	87
Administrative bodies and non-commercial undertakings	-	-	25	25	-	52	37	48	-	231	-	-	-	418
Institutions	2,857	-	-	-	-	-	-	-	-	-	-	-	-	2,857
Corporates	10,244	434	5,658	2,101	5,635	1,553	7,595	1,929	696	14,940	52	1,713	-	52,550
Retail	93	120	776	262	146	223	466	282	16	2,896	-	24,992	-	30,272
Secured on real estate property	387	66	244	160	944	15	261	96	31	2,440	32,878	3,097	-	40,619
Past due items	57	4	47	39	301	49	48	28	6	275	602	1,146	-	2,602
Private equity positions	1,586	-	256	49	60	43	381	20	109	711	-	-	-	3,215
Short term claims on institutions and corporates	5,034	44	1,208	894	804	216	726	455	77	1,965	-	-	-	11,423
Collective investment undertakings	780	-	-	-	-	-	-	-	-	-	-	-	-	780
Other items	125	8	8	33	15	13	2	1	-	732	-	1,516	-	2,453
Total Standardised Approach Credit Exposure	24,481	676	8,222	3,563	7,905	2,164	9,516	2,859	935	26,187	33,532	32,464	-	152,504

The industry classifications above within the retail category represent the Group exposure to small businesses.

Table 4.11: Industry analysis of credit exposure under the Foundation IRB approach

Credit Exposure Pre CRM	Financial institutions/ services	Agriculture, forestry and fishing	Manufacturing	Construction	Property	Energy and water	Wholesale and retail, distribution and leisure	Transport	Postal and communication	Business and other services	Home loans	Other personal	Non Customer Assets	Total
As at 31.12.08	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central governments or central banks	-	-	-	-	-	-	-	-	-	3	-	-	-	3
Institutions	1,308	-	-	-	-	-	-	-	-	-	-	-	-	1,308
Corporates	3,372	561	1,130	401	1,768	229	-	87	1,238	2,154	-	829	-	11,769
Total Foundation IRB Approach Credit Exposure	4,680	561	1,130	401	1,768	229	-	87	1,238	2,157	-	829	-	13,080

Table 4.12: Industry analysis of credit exposure under the Advanced IRB approach

Credit Exposure Pre CRM	Financial institutions/ services	Agriculture, forestry and fishing	Manufacturing	Construction	Property	Energy and water	Wholesale and retail, distribution and leisure	Transport	Postal and communication	Business and other services	Home loans	Other personal	Non Customer Assets	Total
As at 31.12.08	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central governments or central banks	21,003	-	-	-	-	-	-	-	-	14,750	-	-	-	35,753
Institutions	67,263	-	-	-	-	-	-	-	-	353	-	-	-	67,616
Corporates	6,472	1,268	24,767	5,061	30,434	20,401	17,452	5,137	8,991	27,265	-	654	-	147,902
Retail	417	2,038	1,041	949	1,831	18	2,937	369	253	3,676	106,956	40,360	-	160,845
Equity	167	-	360	-	175	-	32	-	-	-	-	-	-	734
Securitisation positions	84,676	-	210	-	221	-	-	2	-	23	-	-	-	85,132
Non-credit obligation assets	-	-	-	-	-	-	-	-	-	-	-	-	17,742	17,742
Total Advanced IRB Approach Credit Exposure	179,998	3,306	26,378	6,010	32,661	20,419	20,421	5,508	9,244	46,067	106,956	41,014	17,742	515,724

Residual maturity analysis
The maturity analysis below discloses all of the Group's credit exposure by contractual maturity date. This is the basis upon which capital adequacy calculations are performed. This differs from the treatment required by IFRS, under which firms disclose drawn balances rather than exposures and apportion maturity according to their repayment schedule.
Table 4.13: Residual maturity analysis credit exposures under the Standardised approach

	EAD Pre CRM by Standardised Approach Credit Risk Exposure Class
Credit exposure pre CRM	On demand and qualifying revolving	Under one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years or undated	Total
As at 31.12.08	£m	£m	£m	£m	£m	£m	£m
Central governments or central banks	28	4,035	562	390	213	-	5,228
Regional government or local authorities	-	63	9	-	12	3	87
Administrative bodies and non-commercial undertakings	-	187	51	72	57	51	418
Institutions	1	1,138	1,241	307	144	26	2,857
Corporates	520	24,438	6,407	5,979	9,834	5,372	52,550
Retail	14,029	4,650	3,629	4,215	2,610	1,139	30,272
Secured on real estate property	-	1,490	931	1,920	5,100	31,178	40,619
Past due items	778	516	185	153	259	711	2,602
Private equity	-	3	30	122	59	3,001	3,215
Short term claims on institutions and corporates	3,147	8,276	-	-	-	-	11,423
Collective investment undertakings	-	585	97	2	96	-	780
Other items	153	1,572	286	14	302	126	2,453
Total Standardised Approach Credit Risk Exposure	18,656	46,953	13,428	13,174	18,686	41,607	152,504

Table 4.14: Residual maturity analysis credit exposures under the Foundation IRB approach

	EAD Pre CRM by Foundation Approach Credit Risk Exposure Class
Credit exposure pre CRM	On demand and qualifying revolving	Under one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years or undated	Total
As at 31.12.08	£m	£m	£m	£m	£m	£m	£m
Central governments or central banks	3	-	-	-	-	-	3
Institutions	711	-	575	-	22	-	1,308
Corporates	6,326	1,698	1,800	160	1,289	496	11,769
Total Foundation IRB Approach Credit Risk Exposure	7,040	1,698	2,375	160	1,311	496	13,080

Table 4.15: Residual maturity analysis credit exposures under the Advanced IRB approach

	EAD Pre CRM by Advanced Approach Credit Risk Exposure Class
Credit exposure pre CRM as at 31.12.08	On demand and qualifying revolving	Under one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years or undated	Total
Advanced IRB Exposure Class	£m	£m	£m	£m	£m	£m	£m
Central governments or central banks	16,773	6,133	4,715	1,691	3,287	3,154	35,753
Institutions	5,235	35,354	9,308	11,320	4,311	2,088	67,616
Corporates	13,067	26,100	31,079	33,128	18,334	26,194	147,902
Retail	34,518	1,933	6,630	9,062	17,625	91,077	160,845
Equity	734	-	-	-	-	-	734
Securitisation positions	-	31,264	5,318	2,443	46,107	-	85,132
Non-credit obligation assets	-	-	-	-	-	17,742	17,742
Total Advanced IRB Credit Risk Exposure	70,327	100,784	57,050	57,644	89,664	140,255	515,724

Impaired Exposures

Table 4.16: Industry analysis of impaired and past due exposures and allowance for impairment

	Impaired Exposures	Past Due Exposures	Allowance for Impairment
As at 31.12.08	£m	£m	£m
Financial services	5,281	6,229	1,511
Agriculture, forestry and fishing	95	60	40
Manufacturing	481	320	402
Construction	265	311	153
Property	736	1,031	253
Energy and water	7	254	23
Wholesale and retail, distribution and leisure	259	208	353
Transport	127	65	98
Postal and communication	44	31	48
Business and other services	1,049	768	865
Home loans	1,183	8,415	356
Other personal	3,106	2,721	2,303
Finance lease receivables	114	280	169
Total	12,747	20,693	6,574

The exposures in the above table are drawn balances as at 31 December 2008 and are consistent with the balances reported within the Annual Report.

The following table gives the same information analysed by geographic region.
Table 4.17: Geographic analysis of impaired and past due exposures and allowance for impairment

	Impaired Exposures	Past Due Exposures	Allowance for Impairment
As at 31.12.08	£m	£m	£m
UK	4,160	10,888	2,947
Other European Union	1,742	3,634	963
United States	4,479	3,627	1,561
Africa	1,996	252	857
Rest of the World	370	2,292	246
Total	12,747	20,693	6,574

The following table shows the movement of impairment during 2008 as well as amounts directly written off or recovered to profit and loss.
Table 4.18 Analysis of movement on impairment and amounts taken directly to profit and loss

Impairment Movement	Allowance for Impairment
£m
As at 31.12.07	3,772
Acquisitions & Disposals	307
Exchange and other adjustments	791
Unwind of discount	(135)
Amounts written off	(2,919)
Recoveries	174
Amounts charged against profit	4,584
As at 31.12.08	6,574

Direct P&L Impacts	P&L Impact
Year ended 31.12.08	£m
Direct write-offs	1,934
Direct recoveries	-

Credit rating agencies
Under the Standardised approach the Group makes limited use of credit ratings assigned by credit rating agencies in its calculation of credit risk weighted assets. The FSA determines which agencies may be relied upon in the determination of this risk weight.
Barclays uses ratings assigned by the following agencies:
Standard & Poors

Moodys

Fitch
These ratings are used in the calculation of the following exposure classes:
Central governments and central banks

I
nstitutions

Corporates

Short term claims on institutions and corporates

Unrated and Rated Counterparties

Where a rating is not available Barclays follows the provisions of the regulations that cover this state. The following is a summary of the rules governing the Standardised approach. Each exposure must be assigned to one of six credit quality steps if a rating is available as defined in the table below
Table 4.19: Credit rating agencies and credit quality steps under the Standardised approach

Standard and Poors	Moodys	Fitch	Credit Quality Step
AAA to AA-	Aaa to Aa3	AAA to AA-	Credit Quality Step 1
A+ to A-	A1 to A3	A+ to A-	Credit Quality Step 2
BBB+ to BBB-	Baa1 to Baa3	BBB+ to BBB-	Credit Quality Step 3
BB+ to BB-	Ba1 to Ba3	BB+ to BB-	Credit Quality Step 4
B+ to B-	B1 to B3	B+ to B-	Credit Quality Step 5
CCC+ and below	Caa1 and below	CCC+ and below	Credit Quality Step 6

The credit quality step, exposure class and maturity are then used to determine the risk weight percentage. Exposures cannot be assigned a risk weight that is lower to that of the sovereign risk of the country in which the asset is located. Where a rating is not available in most cases the treatment is approximately equivalent to that which is applied to credit quality step 3. The following table is a simplified version of the risk weight allocation process.

Table 4.20: Credit quality steps and risk weights under the Standardised approach

Credit quality Step	Central governments and central banks	Corporates	Institutions greater than 3 months maturity
Credit quality Step 1	0%	20%	20%
Credit quality Step 2	20%	50%	50%
Credit quality Step 3	50%	100%	50%
Credit quality Step 4	100%	100%	100%
Credit quality Step 5	100%	150%	100%
Credit quality Step 6	150%	150%	150%

Retail exposures are generally assigned a risk weight of 75%. More detailed criteria are applied for exposures secured on residential or commercial property to include the credit risk mitigation

Credit Quality Assessment Scale

The following table shows the exposures calculated under the Standardised approach broken down by credit quality step as specified by the Standardised approach rules (further detail on this may be obtained from the FSA's BIPRU regulations, Section 3).
Table 4.21: Credit quality step analysis of pre CRM exposure and capital deductions under the Standardised approach

	Credit Exposure								Capital
Credit Exposure / Capital pre CRM	Credit Quality Step 1	Credit Quality Step 2	Credit Quality Step 3	Credit Quality Step 4	Credit Quality Step 5	Credit Quality Step 6	Unrated	Total	Deducted from Capital Resources
As at 31.12.08	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central governments or central banks	2,223	436	203	778	208	-	1,380	5,228	-
Regional government or local authorities	-	-	-	-	-	-	87	87	-
Administrative bodies and non-commercial undertakings	-	-	-	-	-	-	418	418	-
Institutions	1,764	507	72	64	-	-	450	2,857	-
Corporates	171	1,801	634	753	297	91	48,803	52,550	-
Retail	N/A	N/A	N/A	N/A	N/A	N/A	30,272	30,272	-
Secured on real estate property	N/A	N/A	N/A	N/A	N/A	N/A	40,619	40,619	-
Past due items	N/A	N/A	N/A	N/A	N/A	N/A	2,602	2,602	-
Private Equity	N/A	N/A	N/A	N/A	N/A	N/A	3,215	3,215	-
Short term claims on institutions and corporates	183	-	-	4	-	-	11,236	11,423	-
Collective investment undertakings	-	-	-	-	-	-	780	780	-
Other items	N/A	N/A	N/A	N/A	N/A	N/A	2,453	2,453	-
Securitisation positions	-	-	-	-	-	-	-	-	113
Total Standardised Approach Credit Exposure/ Capital	4,341	2,744	909	1,599	505	91	142,315	152,504	113

Table 4.22: Credit quality step analysis of Post CRM exposure and capital deductions under the Standardised approach

	Credit Exposure								Capital
Credit Exposure / Capital post CRM	Credit Quality Step 1	Credit Quality Step 2	Credit Quality Step 3	Credit Quality Step 4	Credit Quality Step 5	Credit Quality Step 6	Unrated	Total	Deducted from Capital Resources
As at 31.12.08	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central governments or central banks	2,223	436	203	778	208	-	1,380	5,228	-
Regional government or local authorities	-	-	-	-	-	-	87	87	-
Administrative bodies and non-commercial undertakings	-	-	-	-	-	-	418	418	-
Institutions	1,764	507	72	64	-	-	441	2,848	-
Corporates	171	1,801	634	753	297	91	47,358	51,105	-
Retail	N/A	N/A	N/A	N/A	N/A	N/A	30,065	30,065	-
Secured on real estate property	N/A	N/A	N/A	N/A	N/A	N/A	40,286	40,286	-
Past due items	N/A	N/A	N/A	N/A	N/A	N/A	2,602	2,602	-
Private Equity	N/A	N/A	N/A	N/A	N/A	N/A	3,215	3,215	-
Short term claims on institutions and corporates	183	-	-	4	-	-	10,855	11,042	-
Collective investment undertakings	-	-	-	-	-	-	573	573	-
Other items	N/A	N/A	N/A	N/A	N/A	N/A	2,094	2,094	-
Securitisation positions	-	-	-	-	-	-	-	-	113
Total Standardised Approach Credit Exposure / Capital	4,341	2,744	909	1,599	505	91	139,374	149,563	113

5.
    Non Trading Book Information
Equity Investments
Within these disclosures the Group has adopted a definition of equity that is consistent with the IFRS definition used within the Annual Report. Barclays reports non trading book equities under the Advanced IRB approach and the Standardised approach. (The Advanced IRB approach is only available where regulatory approval has been given.) The following table shows the Group's exposure to equities where it uses the Simple Risk Weight approach under the Advanced IRB approach to determine the credit exposure;

Table 5.0: Risk weighted exposures of equity investments

Risk Weighted Exposure Amount for Equities Exposures using Simple Risk Weight Approach As at 31.12.08
Risk Weight Category	£m
Exchange Traded Equity	602
Private Equity	2,133
Other equity	-
Total Risk Weighted Exposure Amount for Equities	2,735

Barclays also has non trading book equity investments which are risk weighted under the Standardised approach.

The following table shows the Group exposure to equities not held in the trading book. All equities are held at fair value. Page 290 of Barclays 2008 Annual Report provides more information on the methodologies Barclays follows in the determination of fair value. The market price is deemed to be the fair value for exchange traded equities.
Table 5.1: Fair value of and gains and losses on equity investments

Non Trading Book Equity Investments	As at 31.12.08
Fair Value	£m
Exchange Traded	738
Private Equity	3,644
Other	1,570
Total	5,952

Cumulative Realised Gains / Losses from Sale and Liquidations of equity investments	194

Unrealised gains/(losses)
Total Gains or Losses	122
Amount included in Tier 1, 2 or 3 Capital	122

Latent Revaluation gains/(losses)
Total Gains or Losses	-
Amount included in Tier 1, 2 or 3 Capital	-

Interest Rate Risk Sensitivity
The following table shows the Group's sensitivity to 200 basis point shock to interest rates across all maturities for positions outside of its trading book. Where current interest rates are lower than 2% the analysis has calculated the sensitivity to rates that are negative. Whilst such conditions are extremely rare they are not unknown and this interpretation is in line with regulatory guidance.
Table 5.2: Sensitivity of the Banking Book to interest rate changes

	Change in Economic Value of Equity
	£m As at 31.12.08
Currency	+ 200 basis points	- 200 basis points
GBP	(1,373)	1,509
USD	(324)	269
Euro	(323)	380
Rand	(136)	143
Other	(92)	24
Total Economic Value of Equity (EVE)	(2,248)	2,325
Percentage of EVE to Tier 1 and Tier 2 Capital	-3.77%	3.90%

A basis point is 1/100 of 1%.
Economic Value of Equity (EVE) quantifies the change in value of the balance sheet for a 200bp interest rate shock. Balance sheet growth will necessarily increase the level of EVE. Comparison of this metric to Barclays total Tier 1 and Tier 2 capital provides a number that is independent of the size of the balance sheet and therefore better represents the potential impact on shareholder value.

6.
    Securitisations
Barclays arranges securitisations in two prin
cipal capacities, according to the definitions set out in FSA regulations: as originator where it has directly, or through related entities, been involved in the original agreement which created the exposures securitised or if it purchases third party exposures and securitises them, and as sponsor for its asset backed commercial paper (ABCP)
conduit programmes. Within the securitisation market it is possible that asset backed notes created by a previous securitisation are subsequently re-securitised. Barclays activity in these structures is separately analysed below.

The securitisations disclosed below are those position whose capital requirement has been calculated by reference to securitisation framework under FSA regulations. The amounts reported are typically higher than those shown in the Annual Report as disclosure guidance requires all underlying exposures to be shown where a securitisation position has been created during the year regardless of any accounting de-recognition treatment. De-recognition in subsequent years is only permitted if the entire exposure has been moved to another party.

Table 6.0: Outstanding amount of exposures securitised

	Outstanding Amount of Exposures Securitised
	Traditional Transactions		Synthetic Transactions
Exposure Type	Originator	Sponsor	Originator	Sponsor
As at 31.12.08	£m	£m	£m	£m
Residential Mortgages	24,885	-	-	-
Commercial Mortgages	15,410	-	812	-
Credit Card Receivables	8,330	-	-	-
Leasing	213	-	-	-
Loans to Corporates or SMEs	7,693	512	26,279	-
Consumer Loans	-	14,240	-	-
Trade Receivables	-	-	-	-
Re-securitisation	2,057	-	1,500	-
Other Assets	-	-	-	-
Total	58,588	14,752	28,591	-

Table 6.1: Analysis of impaired, past due and losses recognised on exposures securitised

	Outstanding Amount of Exposures Securitised
	Impaired		Past Due		Recognised Losses
Exposure Type	Originator	Sponsor	Originator	Sponsor	Originator	Sponsor
As at 31.12.08	£m	£m	£m	£m	£m	£m
Residential Mortgages	9	-	5,515	-	549	-
Commercial Mortgages	-	-	0	-	-	-
Credit Card Receivables	277	-	124	-	-	-
Leasing	3	-	2	-	-	-
Loans to Corporates or SMEs	34	-	129	-	8	-
Consumer Loans	-	-	-	638	-	-
Trade Receivables	-	-	-	-	-	-
Securitisations/ Re-securitisations	406	-	105	-	303	-
Other Assets	-	-	-	-	-	-
Total	729	-	5,875	638	860	-

Table 6.2: Aggregate Amount of Securitised Positions Retained or Purchased

	Aggregate Amount of Securitised Positions Retained or Purchased
Exposure Type	Retained	Purchased	Total
As at 31.12.08	£m	£m	£m
Residential Mortgages	1,489	38,041	39,530
Commercial Mortgages	99	535	634
Credit Card Receivables	13	147	160
Leasing	3	16	19
Loans to Corporates or SMEs	18,024	640	18,664
Consumer Loans	13,512	617	14,129
Trade Receivables	-	-	-
Securitisations/ Re-securitisations	2,706	1,289	3,995
Other Assets	3	1,680	1,683
Total	35,849	42,965	78,814

Table 6.3: Analysis of securitised positions retained or purchased by risk weight

	Aggregate Amount of Securitised Positions Retained or Purchased
Risk Weight Band	Retained	Purchased	Guidance for Risk Weight Bands
As at 31.12.08	£m	£m	IRB S&P Equiv Rating	STD S&P Equiv Rating
≤ 10%	31,857	32,721	AAA to A+ (Senior Positions Only)	N/A
> 10% ≤ 20%	2,602	6,272	A to A- (Senior Positions Only) / AAA to A+ (Base Case)	N/A
> 20% ≤ 50%	63	920	A to A- (Base Case)	AAA to AA-
> 50% ≤ 100%	19	832	BBB+ to BBB (Base Case)	A+ to A-
>100% ≤ 650%	990	961	BBB- (Base Case) to BB (Base Case)	BBB+ to BB-
> 650% ≤ 1250%	14	97	BB- (Base Case)	N/A
> 1250% / Deducted	304	1,162	B+ & Below (Base Case)	B+ & Below
Total	35,849	42,965

The amounts disclosed in Table 6.2 and 6.3 above are the IFRS values net of any mark to market adjustments.
The following table shows the aggregate amount of securitised revolving exposures.
Table 6.4: Aggregate amount of securitised revolving exposures

	Outstanding Amount of Securitised Revolving Exposures
Underlying Asset Type	Originator's Amount	Investor's Interest
As at 31.12.08	£m	£m
Retail	7,031	1,299
Non-retail	-	-
Total	7,031	1,299

Table 6.5: Analysis of securitisation activity in 2008

	Securitisation Activity in 2008 (exposures securitised)
	Traditional			Synthetic
Exposure Type	Originator	Sponsor	Recognised Gain / Loss on Traditional Securitisation	Originator	Sponsor
As at 31.12.08	£m	£m	£m	£m	£m
Residential Mortgages	647	-	-	-	-
Commercial Mortgages	-	-	-	-	-
Credit Card Receivables	-	-	-	-	-
Leasing	-	-	-	-	-
Loans to Corporates or SMEs	1,575	-	4	17,559	-
Consumer Loans	-	1,761	-	-	-
Trade Receivables	-	-	-	-	-
Securitisations/ Re-securitisations	-	-	-	1,500	-
Other Assets	-	-	-	-	-
Total	2,222	1,761	4	19,059	-

7.
    Credit Internal Ratings Based Approach
Advanced IRB Wholesale Obligor Grade Disclosures
Barclays has regulatory approval to use its internal credit models in the calculation of the majority of its credit risk and counterparty credit risk (OTC derivatives, repurchase, and reverse repurchase and stock borrow loan transactions) exposures.
Calculation of internal ratings
To calculate probability of default (PD), Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model. For retail clients PD models use application and behavioural scorecards which are derived from historically observed performance of new clients.
They are built utilising customer demographic and financial information, supplemented by credit bureau information where available. Through statistical techniques the relationship between these candidate variables and the default marker is quantified to produce output scores reflecting a PD.

Barclays internal credit grading differentiates credit risk into 21 grades as well as a category of "in default".

Table 7.0: Internal Default Grade Probabilities

DG/TTC	Default Probability			Financial statements
Band	>=Min	Mid	<Max	description
1	0.00%	0.010%	0.02%	Strong
2	0.02%	0.025%	0.03%
3	0.03%	0.040%	0.05%
4	0.05%	0.075%	0.10%
5	0.10%	0.125%	0.15%
6	0.15%	0.175%	0.20%
7	0.20%	0.225%	0.25%
8	0.25%	0.275%	0.30%
9	0.30%	0.350%	0.40%
10	0.40%	0.450%	0.50%
11	0.50%	0.550%	0.60%
12	0.60%	0.900%	1.20%	Satisfactory
13	1.20%	1.375%	1.55%
14	1.55%	1.850%	2.15%
15	2.15%	2.600%	3.05%
16	3.05%	3.750%	4.45%
17	4.45%	5.400%	6.35%
18	6.35%	7.500%	8.65%
19	8.65%	10.000%	11.35%
20	11.35%	15.000%	18.65%	Weak/ Substandard
21	18.65%	30.000%	100.00%

The following table shows the relationship between the financial statements description and external ratings on listed or unlisted debt securities.

Table 7.1 External ratings and financial statements description

External Ratings	Financial Statements Description
AAA, AA+, AA, AA-, A+, A, A-, BBB+, BBB, BBB-	Strong
BB+, BB, BB-, B+, B	Satisfactory
B-, CCC+, CCC and lower	Weak / Substandard

Exposure at default (EAD) represents the expected level of usage of the credit facility when default occurs. At default the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit. When the Group evaluates loans, it takes exposure at default into consideration, using its extensive historical experience. It recognises that customers may make heavier than average usage of their facilities as they approach default. The lower bound of EAD is the actual outstanding balance at calculation of EAD. For derivative instruments, exposure in the event of default is the estimated cost of replacing contracts with a positive value should counterparties fail to perform their obligations. When a customer defaults, some part of the amount outstanding on their loans is usually recovered. The part that is not recovered, the actual loss, together with the economic costs associated with the recovery process comprise the loss given default (LGD) figure, which is expressed as a percentage of EAD. Using historical information, the Group estimates how much is likely to be lost, on average, for various types of loans in the event of default. The level of LGD depends principally on: the type of collateral; the seniority or subordination of the exposure; the industry in which the customer operates (if a business); the length of time taken for the recovery process and the timing of all associated cash flows; and the jurisdiction applicable and work-out expenses. The outcome is also dependent on economic conditions that may determine, for example, the prices that can be realised for assets, whether a business can readily be refinanced or the availability of a repayment source for personal customers.

Expected loss amount is the product of PD, exposure value and LGD. For defaulted assets where the PD is 1.0 the expected loss is Barclays best estimate of the expected loss for the defaulted exposure.

The following table shows the Group's exposure for Advanced IRB approach and Foundation IRB approach portfolios in its wholesale business in both the Trading and Banking books;
Table 7.2: Advanced IRB Wholesale Obligor Grade Disclosures

	Central Governments & Central Banks
	Advanced IRB					Foundation IRB
Obligor Grade	EAD Post CRM	Exposure Weighted Average LGD	Exposure-weighted Average Risk Weight	Undrawn Commitments	Average Exposure Value	EAD Post CRM	Exposure-weighted Average Risk Weight
As at 31.12.08	£m	%	%	£m	£m	£m	%
Default Grade 1-3	80,831	9.96	0.75	1,484	34,418	-	0.00
Default Grade 4-5	2,653	8.88	5.45	263	2,405	-	0.00
Default Grade 6-8	10	26.13	34.20	-	33	-	0.00
Default Grade 9-11	56	58.60	119.21	-	76	-	0.00
Default Grade 12-14	90	42.30	124.92	-	97	-	0.00
Default Grade 15-19	13	74.39	279.34	-	4	3	145.12
Default Grade 20-21	-	0.00	0.00	-	-	-	0.00
In default	-	0.00	0.00	-	-	-	0.00
Total	83,653	10.01	1.16	1,747	37,033	3	145.1

	Institutions
	Advanced IRB					Foundation IRB
Obligor Grade	EAD Post CRM	Exposure Weighted Average LGD	Exposure-weighted Average Risk Weight	Undrawn Commitments	Average Exposure Value	EAD Post CRM	Exposure-weighted Average Risk Weight
As at 31.12.08	£m	%	%	£m	£m	£m	%
Default Grade 1-3	120,065	40.98	13.17	8,693	94,935	533	15.35
Default Grade 4-5	13,595	43.67	29.33	1,295	12,651	184	30.05
Default Grade 6-8	3,701	43.26	39.99	481	5,612	216	12.24
Default Grade 9-11	6,449	57.74	72.54	98	7,929	1	77.01
Default Grade 12-14	1,803	40.74	83.31	139	2,548	18	104.70
Default Grade 15-19	2,255	22.67	87.71	121	1,625	1	154.22
Default Grade 20-21	1,009	26.53	152.39	29	522	-	0.00
In default	1,570	50.79	0.01	-	385	3	0.00
Total	150,447	41.73	20.59	10,856	126,207	956	19.32

	Corporates
	Advanced IRB					Foundation IRB
Obligor Grade	EAD Post CRM	Exposure Weighted Average LGD	Exposure-weighted Average Risk Weight	Undrawn Commitments	Average Exposure Value	EAD Post CRM	Exposure-weighted Average Risk Weight
As at 31.12.08	£m	%	%	£m	£m	£m	%
Default Grade 1-3	52,558	35.84	13.60	24,341	30,964	1,048	15.90
Default Grade 4-5	46,007	32.33	21.38	24,830	40,335	2,478	28.33
Default Grade 6-8	23,564	39.66	42.46	10,766	27,151	1,444	46.04
Default Grade 9-11	17,274	40.01	57.66	6,985	20,775	1,665	61.86
Default Grade 12-14	24,545	42.20	90.71	8,472	24,153	4,056	95.56
Default Grade 15-19	16,048	41.24	131.69	4,135	16,561	1,482	126.54
Default Grade 20-21	3,322	43.35	206.36	669	2,519	62	196.33
In default	1,832	35.70	46.96	161	1,142	223	0.00
Total	185,150	37.29	47.56	80,359	163,600	12,458	67.72

	Total Advanced IRB Central Governments & Central Banks, Institutions and Corporates
	Advanced IRB					Foundation IRB
Obligor Grade	EAD Post CRM	Exposure Weighted Average LGD	Exposure-weighted Average Risk Weight	Undrawn Commitments	Average Exposure Value	EAD Post CRM	Exposure-weighted Average Risk Weight
As at 31.12.08	£m	%	%	£m	£m	£m	%
Default Grade 1-3	253,454	29.93	10.35	34,518	160,317	1,581	15.40
Default Grade 4-5	62,255	33.81	22.44	26,388	55,391	2,662	27.49
Default Grade 6-8	27,275	40.14	42.12	11,247	32,796	1,660	40.21
Default Grade 9-11	23,779	44.86	61.84	7,083	28,780	1,666	65.87
Default Grade 12-14	26,438	42.10	90.32	8,611	26,798	4,074	96.46
Default Grade 15-19	18,316	38.98	126.38	4,256	18,190	1,486	129.02
Default Grade 20-21	4,331	39.43	193.78	698	3,041	62	162.63
In default	3,402	42.66	25.33	161	1,527	226	0.00
Total	419,250	33.44	28.62	92,962	326,840	13,417	64.75

Advanced IRB Retail Expected Loss Grade Disclosures
The following table shows the Group's retail exposures under the Advanced IRB approach by Expected Loss (EL) Grade for exposures secured by real estate collateral;
Table 7.3 Analysis of exposures secured on real estate collateral by expected loss grade

EAD Post CRM
EL Grade	Retail exposures secured on real estate collateral
As at 31.12.08	£m
EL Grade => 0 - < 0.15%	84,070
EL Grade => 0.15 - < 0.3%	10,356
EL Grade => 0.3 - < 0.8%	6,867
EL Grade => 0.8 - < 2.15%	2,596
EL Grade => 2.15 - < 4.45%	1,103
EL Grade => 4.45 - < 8.65%	477
EL Grade => 8.65 - < 18.65%	1,391
EL Grade => 18.65 - < 100%	94
Total	106,954

The impact of real estate security on the expected loss is significant. These assets have much lower LGDs as are shown in our credit model performance disclosure in Table 7.7. Accordingly Barclays has expanded the EL grade disclosure for secured exposures to show more detail at the lower EL grades.
The following table shows the Group EAD for unsecured exposures.
Table 7.4 Analysis of unsecured exposures by expected loss grade

	EAD Post CRM
EL Grade	Retail SME	Qualifying revolving retail	Other retail	Total Unsecured Retail
As at 31.12.08	£m	£m	£m	£m
EL Grade => 0 - < 0.8%	8,032	16,698	5,405	30,135
EL Grade => 0.8 - < 2.15%	2,248	3,987	3,896	10,131
EL Grade => 2.15 - < 3.05%	711	1,002	1,098	2,811
EL Grade => 3.05 - < 4.45%	564	1,015	818	2,397
EL Grade => 4.45 - < 6.35%	569	673	469	1711
EL Grade => 6.35 - < 8.65%	394	940	337	1671
EL Grade => 8.65 - < 18.65%	487	806	584	1877
EL Grade => 18.65 - < 100%	606	1,168	1,384	3,158
Total	13,611	26,289	13,991	53,891

Impairment and Actual Value Charges
The following table shows the impairment and actual value adjustments taken by the Group in the portfolios to which the IRB approaches apply. The figures include actual value adjustments taken on portfolios within the trading book and banking book where the Advanced IRB approach is used to determine the counterparty credit exposure. These charges are included within the net trading income and net investment income within Barclays Annual Report. This is one reason why the figures below are different from the Impairment roll-forward analysis in Table 4.18. Additionally, the figures below are only for portfolios which use the IRB approaches; in contrast the analysis in Table 4.18 shows impairment and actual value charges for both IRB and Standardised approach portfolios.
Whilst the figures below are higher than charges experienced in recent years Barclays believes they are consistent with past experience of impairment during more challenging economic conditions. Rates of default have risen but at this time the loss given default levels have remained stable.
Table 7.5: Impairment and actual value charges

Actual Value Adjustments and Individual Impairment Charges Year ended
31.12.08
IRB Exposure Class	£m
Central governments or central banks	-
Institutions	925
Corporates	1,063
Retail
- Retail SME	78
- Retail exposures secured by real estate collateral	126
- Qualifying revolving retail	23
- Other retail	86
Equity	-
Securitisation positions	-
Non-credit obligation assets	-
Total	2,301

Loss Analysis - Regulatory Expected Loss versus Actual Losses

The following table shows Barclays Regulatory Expected Loss measure compared to an actual loss measure in 2008 for those portfolios where credit risk is calculated using the Internal Ratings Based approach.

The excess of cumulative Actual Loss to 31 December 2008 over the Regulatory Expected Loss calculated at the start of 2008 is consistent with the credit market deterioration experienced in 2008.

Regulatory Expected Loss
Regulatory Expected Loss is a Basel 2 measure based upon Pillar 1 metrics which is an input to the Capital Adequacy process. Regulatory Expected Loss can be taken as a view of underlying credit quality and expectation of average future loss as derived from our IRB models, and is not a prediction of future impairment.

For non-defaulted assets, Regulatory Expected Loss is calculated using probability of default
1
 and downturn loss given default estimates. For the calculation of Regulatory Expected Loss for defaulted assets, the probability of default is 100% and loss given default is based upon an estimate of likely recovery levels for each asset.

Actual Loss
Cumulative Actual Loss is made up of two parts: the existing impairment stock at 31 December 2007 plus the net impairment charge recorded through the income statement in 2008.

Cumulative Actual Loss includes a degree of impairment allowance on assets not identified as being in default at the balance sheet date and can also include charges against assets that were originated during the year and which were therefore outside of the scope of the Regulatory Expected Loss calculated at the beginning of the year. Actual Loss does not include the effects on impairment stock of amounts written off in the year.

Table 7.6 Analysis of expected loss versus actual losses

	Cumulative Total Expected Loss to 31.12.08	Cumulative Total Actual Loss to 31.12.08
IRB Exposure Class	£m	£m
Central governments or central banks	2	2
Institutions	168	987
Corporates	881	1,609
Retail
- SME	399	346
- Secured by real estate collateral	304	298
- Qualifying revolving retail	1,117	1,503
- Other retail	1,033	1,351
Equity	4	-
Securitisation positions	-	-
Non-credit obligation assets	N/A	-
Total IRB	3,908	6,096

1
Probability of default estimates can be calculated on a through-the-cycle (TTC) basis, reflecting the predicted default frequency in an average 12 month period across the credit cycle, or on a point-in-time (PIT) basis, reflecting the predicted default frequency in the next 12 months

C redit Model Performance - Estimated versus Actual
The following table shows the forecast and actual probability of default, loss given default and exposure at default ratio for the assets under the IRB approach. In each case the forecasts are based on Barclays operational model calibrations at the start of the period. This may differ from the models' applications in regulatory capital calculations where the probability of default is generally estimated on a "through the cycle" basis and the loss given default on a downturn basis. Additionally regulatory capital calculations set minimum values for certain parameters which are typically more conservative than Barclays modelled and observed values. In particular retail loans secured by real estate collateral have a regulatory minimum LGD of 10%.
Table 7.7: Analysis of expected credit model performance versus actual results

IRB Exposure Class	PD of Total Portfolio		LGD of Defaulted Assets [1]		Exposure at Default of Defaulted Assets [1]
2008	Estimated	Actual	Estimate	Actual	Estimate to Actual Ratio [2]
Wholesale	%	%	%	%
Central Governments or central banks	0.28%	0.00%	20.31%	0.00%	N/A
Institutions	0.22%	0.31%	40.96%	49.30%	1.08
Corporates	0.95%	0.73%	33.57%	22.77%	1.02

Retail
SME	3.79%	3.76%	54.73%	44.27%	0.98
Secured by real estate collateral UK [3]	0.32%	0.39%	6.00%	5.10%	1.04
Secured by real estate collateral South Africa [3]	5.03%	4.04%	7.70%	5.50%	0.87
Qualifying revolving retail	2.33%	2.30%	87.26%	87.40%	1.04
Other retail	6.20%	5.51%	70.93%	75.13%	1.01

The PDs above are based on the total portfolio of Advanced and Foundation assets managed by the Group. Individual portfolio PDs within an exposure class have been weighted in proportion to the expected monetary loss of the portfolio to arrive at the class PD. The LGD percentages and EAD ratios are based on analysis of defaulted assets only, under the Advanced approach (the Foundation approach does not estimate these figures but uses parameters stipulated by FSA regulations).

1
    Where default rates are typically low Barclays carries out multi-year analysis to improve the sample data and as such the estimates and outcomes above do not represent the results for a single year. The LGD results for different portfolios have been weighted in proportion to the expected EAD of the defaulted assets. Where individual portfolio EAD results are based on multi-year analysis they have been annualised for consolidation by dividing them by the period of years the sample portfolio covers. Barclays does not use PD, EAD, LGD and expected loss models to calculate the credit risk of its equity, securitisation, non-credit obligation asset portfolios. Accordingly there is no model analysis to disclose for these exposure classes.

2
    FSA regulations require the disclosure of appropriate components of the credit models' expected loss such as PD, LGD and Conversion Factor. The Conversion factor is the models' estimation of the utilisation of undrawn commitments at the time of default. Barclays believes that it is more useful and appropriate to disclose the ratio of the pre default estimated EAD to the actual EAD of defaulted assets at the time of default. Where the estimate exceeds the actual exposure the ratio is greater than 1.

3
    Barclays has shown the model performance information for UK and South African retail exposures secured on real estate collateral separately because the total portfolio does not give homogeneous results.

8
    Credit Risk Mitigation
Collateral and Guarantees
The following table shows the Group's exposure for assets in standardised approach portfolios after eligible collateral and guarantees.

Table 8.0: Collateral and Guarantees for Standardised Approach

Standardised Approach Credit Risk Exposure Class	Total Exposure after netting and volatility adjustments covered by Eligible Financial Collateral
As at 31.12.08	£m
Central governments or central banks	-
Regional government or local authorities	-
Administrative bodies and non-commercial undertakings	-
Institutions	9
Corporates	1,445
Retail	207
Secured on real estate property	333
Past due items	-
Private equity positions	-
Short term claims on institutions and corporates	381
Collective investment undertakings	207
Other items	359
Total	2,941

Barclays has no credit exposure in its Standardised approach portfolios which has been reduced through the application of other (non-financial) collateral or by guarantees or credit derivatives.

T he following table shows the Group's exposure for assets in its advanced and foundation portfolios covered by collateral, guarantees and credit derivatives.

Table 8.1: Collateral and guarantees for Advanced and Foundation IRB approach

	Advanced IRB	Foundation IRB
IRB Exposure Class	Total Exposure - after netting covered by Guarantees and Credit Derivatives	Total Exposure - after netting and volatility adjustments covered by Eligible Financial Collateral	Total Exposure - after netting and volatility adjustments covered by Other Eligible Collateral	Total Exposure - after netting covered by Guarantees and Credit Derivatives
As at 31.12.08	£m	£m	£m	£m
Central governments or central banks	-	-	-	-
Institutions	-	2,278	-	-
Corporates	-	99	-	-
Retail	-	N/A	N/A	N/A
Equity
- Exchange traded exposures	-	N/A	N/A	N/A
- Private equity exposures	-	N/A	N/A	N/A
- Private equity exposures	-	N/A	N/A	N/A
Securitisation positions	-	-	-	-
Non-credit obligation assets	N/A	N/A	N/A	N/A
Total	-	2,377	-	-

The above table includes collateral applied against exposures and does not include collateral which has been applied against loss given default or risk weights. Collateral balances within the Annual Report generally refer to securities financing transactions which are not part of the credit exposures above.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the Lehman Brothers North American businesses into the Group's business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.